United States securities and exchange commission logo





                               July 11, 2022

       Eric J. Block
       Chief Legal Officer
       Global Business Travel Group, Inc.
       666 3rd Avenue, 4th Floor
       New York, NY 10017

                                                        Re: Global Business
Travel Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2022
                                                            File No. 333-265748

       Dear Mr. Block:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the shares and warrants being registered for resale, please disclose the price that the selling
securityholders paid for such shares or warrants, or the securities overlying such shares or
warrants.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying security. We note that
the warrants are out the money. Please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock
 Eric J. Block
Global Business Travel Group, Inc.
July 11, 2022
Page 2
         price. As applicable, describe the impact on your liquidity and update the discussion of your ability to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were received by the selling securityholders for no consideration or purchased for prices considerably below the current market price of the
         Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Prospectus Summary, page 1

4. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital. As examples only, revise your disclosures in the prospectus summary, risk factors, liquidity update at page 73 and MD&A.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the Continuing JerseyCo Owners, Holders of GBT Legacy MIP
         Options and GBT Legacy MIP Shares collectively are the beneficial owners of over
         80% of your outstanding shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Risk Factors, page 7

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the your Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the
FirstName LastNameEric J. Block
       current trading price is significantly below the SPAC IPO price, certain selling
Comapany     NameGlobal
       securityholders    Business
                        have        Travel to
                              an incentive  Group,  Inc. they will still profit
on sales because of
                                              sell because
July 11,the lower
          2022    price
               Page  2 that they purchased their shares than the public
investors.
FirstName LastName
 Eric J. Block
FirstName   LastNameEric J. Block
Global Business  Travel Group, Inc.
Comapany
July        NameGlobal Business Travel Group, Inc.
     11, 2022
July 11,
Page  3 2022 Page 3
FirstName LastName
General

7. Please revise your disclosure to quantify the number of shares of Class A common stock that are issuable upon exercise of the private placement warrants and public warrants that were issued to stockholders in connection with the APSG IPO, issuable upon the exchange of GBT B Ordinary Shares held by the Continuing JerseyCo Owners, issuable
         upon the conversion of    earnout    shares held by the Continuing
JerseyCo Owners and the
         holders of GBT Capital Stock and GBT Legacy MIP Options, and issuable upon the exercise of GBTG Options held by the holders of GBT Capital Stock and GBT Legacy
         MIP Options.

8. We note that you are seeking to register the primary issuance of (i) shares of Class A common stock issuable upon the exchange of GBT B Ordinary Shares held by the
         Continuing JerseyCo Owners and (ii) shares of Class A Common Stock issuable upon the
         conversion of    earnout    shares held by the Continuing JerseyCo
Owners and the holders
         of GBT Capital Stock and GBT Legacy MIP Options. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to the Continuing JerseyCo Owners and holders of GBT Capital Stock and GBT Legacy MIP Options as the overlying securities appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections Compliance and Disclosure
         Interpretations 103.04, 134.02 and 239.15.
9. We note you are seeking to register the resale of the converted Founder Shares. Please revise your disclosure here, in the Prospectus Summary and elsewhere to discuss that the
         Founder Shares are subject to the transfer restrictions pursuant to the Sponsor Side Letter.
         In that regard, we note you disclose on page 117 that pursuant to the Sponsor Side Letter, the Sponsor and the Insiders are not permitted to transfer their Class A Common Stock, subject to certain permitted exceptions, until the earlier to occur of
(a) one year following
         the Closing and (b) the date which the VWAP of Class A Common Stock exceeds $12.00 per share for any 20 trading days within a period of 30 consecutive trading days.
         Additionally, revise to describe the permitted exceptions to the transfer restrictions that you suggest.
10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and private placement investors acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.
         Disclose that while the Sponsor and private placement investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit
 Eric J. Block
Global Business Travel Group, Inc.
July 11, 2022
Page 4
      the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551- 3642 with any questions.



                                                             Sincerely,
FirstName LastNameEric J. Block
                                                             Division of
Corporation Finance
Comapany NameGlobal Business Travel Group, Inc.
                                                             Office of Energy &
Transportation
July 11, 2022 Page 4
cc:       Gregory A. Fernicola
FirstName LastName